SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                               Griffon Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.25 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    398433102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 4, 2007
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                             ---------------------
CUSIP NO.      398433102              SCHEDULE 13D         PAGE 2 OF 10 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON GROUP, INC.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    2,476,811
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,476,811
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,476,811
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.3%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA; CO
--------------------------------------------------------------------------------

                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      398433102              SCHEDULE 13D         PAGE 3 OF 10 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON MULTISTRATEGY MASTER FUND, LTD.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            CAYMAN ISLANDS
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    2,193,331
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,193,331
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,193,331
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.3%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      398433102              SCHEDULE 13D         PAGE 4 OF 10 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            CAYMAN ISLANDS
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    283,480
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                283,480
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            283,480
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.0%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      398433102              SCHEDULE 13D         PAGE 5 OF 10 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            GEORGE E. HALL
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    2,476,811
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,476,811
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,476,811
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.3%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.       398433102             SCHEDULE 13D         PAGE 6 OF 10 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CONRAD BRINGSJORD
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]
--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    2,476,811
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,476,811
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,476,811
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.3%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      398433102              SCHEDULE 13D         PAGE 7 OF 10 PAGES
------------------------------                             ---------------------

The Schedule 13D filed on December 20, 2006 by Clinton Group, Inc., a Delaware corporation ("CGI"), Clinton Multistrategy Master Fund, Ltd., a Cayman Islands company ("CMSF"), Clinton Special Opportunities Master Fund, Ltd., a Cayman Islands company ("CSO"), George E. Hall and Conrad Bringsjord (collectively, the "Reporting Persons"), with respect to the shares of Common Stock, par value $0.25 per share (the "Shares"), of Griffon Corporation, a Delaware corporation (the "Issuer"), as previously amended by Amendment No. 1 dated February 7, 2007 and Amendment No. 2 dated March 15, 2007, is hereby amended as set forth herein by this Amendment No. 3.


ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

     Funds for the purchase of the Shares reported herein were derived from available capital of CMSF and CSO. A total of approximately $59.2 million was paid to acquire such Shares.

ITEM 4.        PURPOSE OF TRANSACTION.

     Item 4 of the Schedule 13D is hereby amended by the addition of the following:

     On May 9, 2007, CGI delivered a letter to the Issuer's board of directors expressing disappointment over the extent of the Issuer's decline in earnings and its inability to responsively adjust cost structures, particularly in light of the performance of other industry participants during the same period. CGI urged the Issuer's management to effect significant restructuring savings. GCI noted the Issuer's belated retention of Goldman Sachs to explore strategic alternatives, but urged that its mandate be narrowed to either a sale of the Issuer's business in whole or in parts or a form of public recapitalization aided by a qualified financial sponsor. In addition, CGI observed that the Issuer's board of directors has yet to address any of the "management entrenching" issues outlined in previous letters sent by CGI. CGI stated that it would be compelled to seek a change through direct shareholder means in the event that the Issuer failed to address CGI's concerns and maximize shareholder value. A copy of this letter is attached hereto as Exhibit D and is incorporated herein by reference.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

     (a) As of the close of business on May 8, 2007, the Reporting Persons beneficially owned an aggregate of 2,476,811 Shares, constituting approximately 8.3% of the Shares outstanding.

     The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 29,845,689 Shares outstanding, which is the total number of Shares outstanding as of January 31, 2007 as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended December 31, 2006.

     (b) By virtue of investment management agreements with each of CMSF and CSO, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 2,193,331 Shares held by CMSF and the 283,480 Shares held by CSO. By virtue of his direct and indirect control of CGI, George
E. Hall is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which CGI has voting power or dispositive power. By virtue of his position as managing director and senior portfolio manager of CGI, Conrad Bringsjord is also deemed to have shared voting power and shared dispositive power with respect to all Shares as to which CGI has voting power or dispositive power. Accordingly, CGI, George E. Hall and Conrad Bringsjord are deemed to have shared voting and shared dispositive power with respect to an aggregate of 2,476,811 Shares.

     (c) Information concerning transactions in the Shares effected by the Reporting Persons since the most recent filing on Schedule 13D is set forth in Schedule B hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

---------------------------                                 -------------------
CUSIP NO.      398433102             SCHEDULE 13D           PAGE 8 OF 10 PAGES
---------------------------                                 -------------------

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and restated as follows:

     The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swap or other similar derivative transactions with one or more counterparties that are based upon the value of Shares, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the Shares, the relative value of Shares in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which Shares may be included, or a combination of any of the foregoing. In addition to the Shares that they beneficially own without reference to these contracts, the Reporting Persons currently have long economic exposure to 162,000 Shares through such contracts. These contracts do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.

     Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7.        MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit A - Joint Filing Agreement dated December 20, 2006 (previously filed) Exhibit B - Letter to Issuer dated December 20, 2006 (previously filed) Exhibit C - Letter to Issuer dated March 15, 2007 (previously filed)
Exhibit D - Letter to Issuer dated May 9, 2007

---------------------------                                 -------------------
CUSIP NO.      398433102             SCHEDULE 13D           PAGE  9 OF 10 PAGES
---------------------------                                 -------------------

                                   SIGNATURES

     After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 9, 2007


                                CLINTON GROUP, INC.

                                By: /s/ Francis Ruchalski
                                    ---------------------------
                                    Name:  Francis Ruchalski
                                    Title: Comptroller


                                CLINTON MULTISTRATEGY MASTER FUND, LTD.
                                By: Clinton Group, Inc. its investment
                                manager

                                By: /s/ Francis Ruchalski
                                    ---------------------------
                                    Name:  Francis Ruchalski
                                    Title: Comptroller


                                CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.
                                By: Clinton Group, Inc. its investment
                                manager

                                By: /s/ Francis Ruchalski
                                    ---------------------------
                                    Name:  Francis Ruchalski
                                    Title: Comptroller


                                /s/ George E. Hall
                                ------------------------------
                                George E. Hall


                                /s/ Conrad Bringsjord
                                ------------------------------
                                Conrad Bringsjord

---------------------------                                 -------------------
CUSIP NO.      398433102             SCHEDULE 13D           PAGE 10 OF 10 PAGES
---------------------------                                 -------------------

                                   SCHEDULE B

TRANSACTIONS IN THE SHARES BY THE REPORTING PERSONS SINCE THE MOST RECENT FILING
                                ON SCHEDULE 13D6

Clinton Multistrategy Master Fund, Ltd.

        Trade Date        Shares Purchased (Sold)     Price Per Share ($)
        ----------        -----------------------     -------------------
        03/26/07                  16,500                    24.87
        03/27/07                   7,190                    24.80
        03/28/07                  23,800                    24.70
        03/29/07                   3,000                    24.59
        03/29/07                  18,101                    24.58
        03/30/07                   2,000                    24.63
        04/02/07                   1,100                    24.75
        04/02/07                  18,800                    24.74
        04/03/07                     100                    24.77
        04/04/07                  10,600                    24.73
        04/05/07                   7,000                    24.20
        04/09/07                  34,700                    24.20
        04/10/07                   5,100                    24.18
        04/11/07                  10,300                    23.75
        04/12/07                   7,200                    23.78
        04/13/07                     774                    23.70
        04/13/07                   1,000                    23.85
        05/04/07                  65,300                    23.42
        05/08/07                  11,300                    22.96
        05/08/07                   8,300                    22.09


Clinton Special Opportunities Master Fund, Ltd.

        Trade Date        Shares Purchased (Sold)     Price Per Share ($)
        ----------        -----------------------     -------------------
        03/26/07                   5,500                    24.87
        04/09/07                  34,700                    24.20
        04/10/07                   5,000                    24.18
        04/11/07                   3,300                    23.75
        05/04/07                  21,700                    23.42
        05/08/07                   3,700                    22.96
        05/08/07                   2,700                    22.09